

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via E-mail
Lewis Cirne, CEO
New Relic, Inc.
188 Spear Street, Suite 1200
San Francisco, CA 94105

  Re: New Relic, Inc.
    Confidential Draft Registration Statement on Form S-1
    Submitted April 24, 2014
    CIK No. 0001448056

Dear Mr. Cirne:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Prospectus Summary, page 1

Overview, page 1

4. You disclose that as of March 31, 2014, you had over 200,000 users. Please disclose how you define or measure your "users."

Risks Associated With Our Business, page 5

5. Revise the last bullet point in this section to disclose the percentage of your voting power to be held by affiliates following the offering.

Risk Factors

We have a limited operating history, page 11

6. Please revise this risk factor and the last risk factor on page 12 to omit the comprehensive list of factors that could affect your future financial results. To the extent that any of the factors identified in these risk factors are not discussed elsewhere in this section and pose a material risk to investors or your business, you should discuss each such risk separately.

Industry and Market Data, page 32

7. We note your statement that although you believe the third-party data sources referred to in the prospectus are reliable, neither you nor the underwriters have independently verified such information. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

8. With respect to third-party statements in the prospectus, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please confirm that neither you nor any offering participants commissioned any of the reports you cite.

Use of Proceeds, page 42

9. You disclose that you will use the net proceeds from the offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. Please revise to disclose the approximate amount of net proceeds that you intend to spend on the activities you identify, individually or in the aggregate, or advise why you cannot provide such information. Refer to Item 504 of Regulation S-K.

Management's Discussion and Results of Operations

Overview, page 40

10. Please expand this section to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results.

11. We note that you currently have 9,117 paid business accounts and that a large majority of your customers start their accounts on a free trial basis. Tell us what consideration you have given to disclosing the percentage of users who convert from free users to paying users in a fiscal quarter or year.

Factors Affecting Our Performance, page 41

12. You state that a key factor to your success is the renewal and expansion of your subscription agreements with your existing customers. Please tell us the renewal rates of your subscription agreements for each period presented and your consideration for disclosing such rates. We refer you to Section III.B of SEC Release No. 33-8350.

Key Operating Metrics, page 42

13. Please revise to provide an explanation of the reasons for the significant quarterly fluctuations in your dollar-based net expansion rate.

Results of Operations

Comparison of Nine Months Ended December 31, 2012 and 2013

Revenue, page 45

14.   When you refer to two or more factors that contribute to material changes over the reported periods, you should quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you attribute the increase in your revenue from the nine months ended December 31, 2012 to the nine months ended December 31, 2013 to the increase in the number of paid business accounts and the amount attributable to the increase in product adoption for existing paid business accounts, but you do not quantify the effect of either factor. Please provide such disclosure in your next amendment, as appropriate. Refer to Section III.D of SEC Interpretive Release 33-6835 (May 18, 1989).

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense

Common Stock Valuations, page 54

15.   Please revise your common stock valuation discussion to disclose the fact that these estimates and assumptions will not be necessary to determine the fair value of your common stock once the shares begin trading.

Business

Our Growth Strategy, page 65

16.   Please expand your discussion of your international operations here and in MD&A to explain the scope of your current operations, including identifying the jurisdictions in which you currently offer your products, and to briefly discuss your plans to expand those operations. Also, tell us and disclose, to the extent material, the amount of revenue generated from your international operations for each period presented and disclose the name of any individual foreign country that accounted for a material amount of your revenue in your last three fiscal years. Refer to Item 101(d) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Customers, page 69

17.   We note your disclosure in this section that you have 9,117 paid business accounts worldwide. We note further your disclosure on page 42 that a single organization or customer may have multiple paid business accounts for separate divisions, segments, or subsidiaries and that you treat each of these as a separate paid business account. Tell us

what consideration you have given to disclosing in this section the total number of your customers. Also, tell us, and disclose if true, if any customer accounted for 10 percent or more of your consolidated revenues in the last two fiscal years. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Operations, page 70

18.   We note that you currently serve your customers from a third-party data center hosting facility located in Chicago, Illinois. Please discuss your contractual arrangements with this company in your prospectus and file any agreements with your web hosting provider as exhibits to the registration statement, or tell us why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 72

19.   Please file any confidentiality and invention assignment agreements that you have with your officers or directors as exhibits to your registration statement or advise why this is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. See also Instruction 2 to Item 601.

Underwriting, page 103

20.   We note the statement on page 105 that the representative of the underwriters may release the securities subject to the lock-up agreements any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

Consolidated Financial Statements

General

21.   We note you do not present comprehensive income. We further note you disclose on page F-11 that the adoption of the guidance related to presentation of amounts reclassified from accumulated other comprehensive income did not impact the company because the reclassification of other comprehensive income is not significant. Please clarify for us whether you have other comprehensive income items and if so, what those amounts are and how they are presented on your financial statements. We refer you to ASC 220-10-45.

Notes to Consolidated Financial Statements

Note 5. Commitments and Contingencies

Litigation, page F-14

22.   You disclose on page F-15 that it is not possible to determine the maximum potential amount of liability under the indemnification obligations due to your limited history of prior indemnification claims. Please revise to clarify whether you believe there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred under these indemnification obligations and if so, disclose an estimate of the loss or additional loss or range of loss or state that such an estimate cannot be made. We refer you to ASC 450-20-50.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
        Craig D, Jacoby, Esq.
        Cooley LLP